KENNETH L. CUTLER

(612) 340-2740

FAX (612) 340-2868

cutler.ken@dorsey.com

November 6, 2007

VIA FACSIMILE AND EDGAR

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Attn: Ms. Peggy Fisher

Re:	EnteroMedics Inc.
Registration Statement on Form S-1
Filed May 25, 2007
File No. 333-143265

Dear Ms. Fisher:

On behalf of EnteroMedics Inc. (“EMI”, or the “Company”), submitted herewith for filing is Amendment No. 5 to the registration statement referenced above (“Amendment 5”). Amendment 5 contains updated financial statements and related disclosure through the end of the Company’s third quarter, which ended September 30, 2007. Amendment 5 also contains EMI’s response to comments contained in a letter dated November 2, 2007 (the “Comment Letter”) from Peggy A. Fisher, Assistant Director of the Securities and Exchange Commission (the “Commission”). For your convenience, we are sending a copy of this letter and Amendment 5 in the traditional non-EDGAR format, including a version of Amendment 5 that is marked to show changes to Amendment No. 4 to the registration statement referenced above (“Amendment 4”).

Set forth below are the responses to the Comment Letter provided to us by EMI. For ease of reference, each comment contained in the Comment Letter appears directly above EMI’s corresponding response.

1.	Please note that all amendments should contain a currently dated accountant’s consent.

Response: We note the Staff’s comment. Upon completion of the reverse split of the Company’s common and preferred stock, which will occur prior to the planned effectiveness of the Company’s public offering, the accountant’s consent will be revised to remove the explanatory paragraph at the top of the page and will be currently dated.

Securities and Exchange Commission

November 6, 2007

Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-2

2.	Please have your auditors revise their opinion to include a signed unrestricted audit opinion.

Response: We note the Staff’s comment. Upon completion of the reverse split of the Company’s common and preferred stock, which will occur prior to the planned effectiveness of the Company’s public offering, the audit opinion will be revised to remove the explanatory paragraph at the top of the page and to reflect the appropriate opinion date and will be signed.

Note 18. Subsequent Events, page F-43

3.	Please disclose the method and significant assumptions used to value the warrants issued in conjunction with the amended financing agreement. Please also disclose how you accounted for these warrants.

Response: As previously noted, the Company is filing Amendment 5, which has been updated to include consolidated financial statements and related disclosure through the end of the Company’s third quarter, which ended on September 30, 2007. The disclosure regarding the $2.5 million debt financing and issuance of detachable warrants on August 31, 2007 was previously described under Subsequent Events on page F-43 of Amendment 4. Given that the disclosure did not relate to the financial results for the period covered in the previously filed financial statements, the method and significant assumptions used to value the warrants were not disclosed and the accounting treatment was not described. With the filing of the updated consolidated financial statements through the Company’s third quarter, the requested disclosure regarding the warrants is now contained in Note 6 to the consolidated financial statements. Note 6 also describes the accounting for the warrants. Please see page F-29 of Amendment 5. In further response to the Staff’s comment, the Company notes that it issued detachable warrants to acquire 16,991 shares of Series C Preferred Stock at an exercise price of $8.0926 per share in conjunction with the $2.5 million financing draw on the existing line of credit. The warrants have a term of seven years. The fair value of the warrants at the time of issuance was determined to be $197,731 and is being recorded as interest expense over the term of the loan. Interest expense of $7,968 was recorded for the nine months ended September 30, 2007. The fair value was calculated using a Black-Scholes valuation model and the following assumptions: volatility of 52.6%, dividend rate of 0%, risk-free interest rate of 4.54% and a seven year life.

The Company also notes that on October 31, 2007, it made an additional draw of $2.5 million under its line of credit and issued detachable warrants to acquire 16,991 shares of Series C Preferred Stock at an exercise price of $8.0926 per share. The Company has disclosed the additional draw and the issuance of the warrants in the Subsequent Events footnote on page F-45 of its consolidated financial statements

Securities and Exchange Commission

November 6, 2007

included in Amendment 5. While the warrants issued on October 31, 2007 have not yet been valued, the accounting treatment and valuation methodology will be consistent with the treatment and methodology applied to the issuance of warrants with past debt financings.

Exhibit 5.1

4.	Please file an opinion that does not assume conclusions of law that are an ultimate requirement of the legality opinion. In this regard, it is unclear why the assumption in the third sentence in the third paragraph is necessary and appropriate. The opinion currently assumes “that such parties had the requisite power and authority (corporate or otherwise) to execute, deliver and perform such agreements or instruments, that such agreements or instruments have been duly authorized by all requisite action (corporate or otherwise), executed and delivered by such parties and that such agreements or instruments are the valid, binding and enforceable obligations of such parties.”

Response: We note the Staff’s comments. We respectfully note that the assumption in the third sentence of the third paragraph is only made with respect to parties other than the Company. We believe, therefore, that the opinion does not assume conclusions of law that are an ultimate requirement of the legality opinion. We have, however, revised the text of the opinion to include only the assumptions that we believe are necessary for the legality opinion. Please see the revised Exhibit 5.1 opinion filed with Amendment 5.

5.	We note your counsel has limited its opinion to the Delaware General Corporation Law. Please have your counsel confirm to us in writing that the law covered by the opinion includes not only the Delaware General Corporation Law, but also the applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

Response: Dorsey & Whitney LLP hereby confirms to the Staff that the law covered by its legal opinion includes the Delaware General Corporation Law, the applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

* * * *

As always, should you have further comments or require further information, or if any questions should arise in connection with this submission, please call me at (612) 340-2740 if we can expedite your review in any way, or fax me at (612) 340-2868.

Securities and Exchange Commission

November 6, 2007

Very truly yours,

/s/ Kenneth L. Cutler

Kenneth L. Cutler

cc:	Mark B. Knudson, Ph.D.
Ted S. Hollifield
B. Shayne Kennedy
Ronald Hafner